UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Primo Energy Inc

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   November 12, 2019

Physical address of issuer
7350 Trade Street, Suite B, San Diego, CA 92121

Website of issuer
https://www.primoenergy.com/

Current number of employees
4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$261,798.00	$148,620.00
Cash & Cash Equivalents	$1,756.63	$92,277.00
Accounts Receivable	$100,847.00	$347,539.00
Short-term Debt	$333,224.24	$339,226.00
Long-term Debt	$2,212,080.84	$1,950,100.00
Revenues/Sales	-$37,298.81	$85,614.00
Cost of Goods Sold	$65,934.92	$150,449.00
Taxes Paid	$0.00	$0.00
Net Income	-$470,098.99	-$489,238.00

April 28, 2022

FORM C-AR

Primo Energy Inc



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Primo Energy Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.primoenergy.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

      This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Primo Energy Inc (the "Company") is a Delaware Corporation, formed on November 12, 2019. The Company was formerly known as Primo Wind, Inc.

The Company is located at 7350 Trade Street, Suite B, San Diego, CA 92121.

The Company's website is https://www.primoenergy.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Primo Energy Inc. provides 100% renewable hybrid wind, solar, and battery storage products to keep the power on when it goes out, or to put power in places when none is available.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 16 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multiyear litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Primo Energy Inc. provides 100% renewable hybrid wind, solar, and battery storage products to keep the power on when it goes out, or to put power in places when none is available.

Business Plan

We have patented and fully developed products that are selling now (i.e., EnergiPlant, EnergiTree, Force Turbine, and Seedling). We also have a few more products that are tested and patented but not in production yet. These three products that we have tested and are ready to go to market are: 1. The Primo Spark-Consumer oriented back up power supply. 2. The EPP-A back up power supply designed specifically for military application. 3. The Re-Wind-Which is a roof top wind turbine using exhaust air from buildings. We plan to grow into other areas that include commercial wind farms where we are about to start our first project. We are looking at some high desert land and talking to possible off-takers for utility scale power. We are also testing wave energy along the coast where we are in the prototype stage. We are building a small scale wave energy device to test before we go onto full scale production. We believe that both of these new areas have tremendous potential.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
EnergiPlant		
EnergiTree		
Force Turbine		
Seedling		

We also have a few more products that are tested and patented but not in production yet. These three products that we have tested and are ready to go to market are: 1. The Primo Spark-Consumer oriented back up power supply. 2. The EPP-A back up power supply designed specifically for military application. 3. The Re-Wind-Which is a roof top wind turbine using exhaust air from buildings.

Currently, we sell and service our products.

Competition

The Company's primary competitors are Nature Power, Aero Wind, Bergey.

There are many companies similar to ours, but our main difference is that we provide power in the 2-5kW size. This is small enough to fit into urban uses and yet still provides enough power such as all that is needed for the typical Caribbean home. Smaller sizes like 400-500W don't provide enough power to be meaningful, and larger 10kW systems require much more space and can't fit on rooftops or in urban environments. Our market range is 1-5kW. There are many players below 1kW such as Nature Power and Aero Wind, and they do not produce much power at all. There are players at 10kW and above, such as Bergey, but they are no longer portable or suitable for urban environments.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,041,238 B2	Variable Wing Venturi Generator	A Variable wing venturi generator and a housing. The invention allows for improved efficiency in wind generation. The device accelerates wind speed between a pair of adjustable venturi wings and is especially suited for low wind conditions	May 1, 2013	May 26, 2015	USA
US 9,797,370 b1	High Torque Wind Turbine Blade, Turbine and Associated Systems and Methods	High density polyethylene HDPE wind turbine generator blades.	March 17, 2017	October 24, 2017	USA
US D808,000 s	Exhaust Fan Recapture Generator	Exhaust air and wind energy recovery system for clean energy generation.	October 16, 2015	January 16, 2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4454304	IC 007. US 013 019 021 023 031 034035. G& S: Electrical and electronic apparatus and equipment all for use in generating energy obtained from alternative energy sources; Generators for wind turbines; Parts of wind turbine motors, namely, compact drive systems; Propellers for wind-powered electricity generators; Wind turbines; Wind-powered electricity generators.	PRIMO WIND	May 1, 2013	December 24, 2013	USA
5413284	IC 007. US 013 019 021 023 031 034035. G& S: Wind turbines for the	ENERGIP LANT	October 15, 2015	August 9, 2016	USA

	production of electricity, having the appearance of plants and trees.; IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees. FIRST USE: 20160927. FIRST USE IN COMMERCE: 20160927GoodIC 007. US 013 019 021 023 031 034035. G& S: Wind turbines for the production of electricity, having the appearance of plants and trees.; IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees. FIRST USE: 20160927. FIRST USE				

	IN COMMERCE: 20160927				
87674892	IC 009. US 021023026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees; IC 042. US 100 101. G& S: Technological planning and consulting services in the field of renewable energy systems	PRIMO WIND	November 7, 2017	April 10, 2018	USA

Governmental/Regulatory Approval and Compliance

In large volumes there is potential for tax credits, ITC credits and battery rebates that could benefit the sales of our products. In addition, with additional states having renewable energy mandates we also fall within that category.

Litigation

Other

The Company's principal address is 7350 Trade Street, Suite B, 92121, CA 92121

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christinia Marc

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, Treasurer, and Director August 08, 2016 - Present
Administration Manager October 01, 2014- Present

Name

Josh Franklin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO & Director June 15, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Progression Energy June 01, 2020 - Present Chief Operating Officer Progression Energy January 01, 2019- June 01, 2020 Chief Development Officer BayWar.e. Wind, LLC June 01, 2016 - December 01, 2018

Name

Jerry Lang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director January 01, 2019 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such

15

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,559,728
Voting Rights	1 vote per share. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares

	outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the con1pany decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

Type of security	Convertible Notes
Amount outstanding	$1,800,000
Voting Rights	There are no material rights associated with Convertible Note. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or	Investors should understand the potential for

qualify the Notes/Bonds issued pursuant to Regulation CF	dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the con1pany decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock issued pursuant to Regulation CF are equity securities of the Company while the Convertible Notes are debt instruments that convert into equity securities upon the occurrence of certain events.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	U.S. Small Business Administration (SBA)
Amount outstanding	$100,100.00
Interest rate and payment schedule	3.75%
Maturity date	June 25, 2050

Type of debt	Attorney Fees
Amount outstanding	$92,822.42
Interest rate and payment schedule	0%

Type of debt	Accounting Fees
Name of creditor	
Amount outstanding	$3,350.00
Interest rate and payment schedule	0%

Type of debt	Convertible Notes
Amount outstanding	$1,800,000.00
Interest rate and payment schedule	10.0%
Maturity date	August 31, 2022
Other material terms	$8M valuation cap, 10% discount rate, and $1M qualified financing trigger.

As of fiscal year-end 2021, the total amount of outstanding debt of the company is $2,985,278.05.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	34,974	$77,214.00	Operating expense, Inventory	November 16, 2021	Regulation CF
Convertible Notes	N/A	$1,800,000	Working capital	December 18, 2019	Regulation D

Ownership

A majority of the Company is owned by a few people. Those people are: Edward McMahon, Jerry Taylor Lang, Randall Vecchion and William Fitzmaurice.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Edward McMahon	14.34%
Jerry Taylor Lang	17.67%
Randall Vecchion	11.83%
William Fitzmaurice	13.93%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$470,098.99	$0.00	$0.00

Operations

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our sales cycle at launch was impacted by COVID. Past cash was primarily generated through sales and equity investments and revenues from sales and government grants. Our goal is to reach cash flow break even and fund sales activity. Pending sales opportunities were delayed due to travel restrictions and limitations on public safety spending.

Liquidity and Capital Resources

On November 16, 2021 the Company conducted an offering pursuant to Regulation CF and raised $77,214.00.

On December 18, 2019 the Company issued Convertible Notes and raised $1,800,000.

The Company does not have any additional sources of capital other than the proceeds from these offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Edward (Ned) McMahon
(Signature)

Edward (Ned) McMahon
(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christinia Marc
(Signature)

Christinia Marc
(Name)

Director
(Title)

4/28/22
(Date)

/s/Josh Franklin
(Signature)

Josh Franklin
(Name)

COO & Director
(Title)

4/28/22
(Date)

/s/Jerry Lang
(Signature)

Jerry Lang
(Name)

Director
(Title)

4/28/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Primo Energy Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10500 SVB Checking 1111	1,223.18
10600 SVB-Money Market 3865	28.78
10700 SVB-Savings #2 5117	504.67
10800 ACH-ACH DEBIT 3966	0.00
Clearing	0.00
Total Bank Accounts	**$1,756.63**
Accounts Receivable	
11000 Accounts Receivable (A/R)	-37,298.81
11600 SBIR contract receivable	0.00
Total Accounts Receivable	**$ -37,298.81**
Other Current Assets	
10900 Undeposited Funds	0.00
12000 Prepaid Expenses	0.00
12500 Uncategorized Asset	0.00
13000 Inventory	37,995.96
13700 Inventory Demo and Data Units	21,800.00
14000 Advances	
14100 Advances to Ned	0.00
14200 Advances to Bill	0.00
14300 Advance to Tom McMahon	0.00
14400 Advance to Janaiana - Sales Rep	0.00
14500 14500 Will Thomas	2,003.00
Total 14000 Advances	**2,003.00**
Inventory Asset	200,000.00
Total Other Current Assets	**$261,798.96**
Total Current Assets	**$226,256.78**

Primo Energy Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
Fixed Assets	
15000 Fixed Assets	
15100 Computers & Equipment	11,733.94
15200 Furniture and Equipment	8,074.14
15300 Software	27,766.26
15400 Equipment - Wind Turbine	39,060.00
15500 Leasehold Improvements	49,074.36
Total 15000 Fixed Assets	**135,708.70**
16000 Accumulated Depreciation	
16100 Accumulated Depreciation - Computers	-10,532.41
16200 Accumulated Depreciation - Furniture	-6,243.62
16300 Accumulated Depreciation - Software	-17,492.38
16400 Accumulated Depreciation - Wind Turbine	-36,781.50
16500 Accumulated Depreciation - Tenant Improvements	-49,074.43
Total 16000 Accumulated Depreciation	**-120,124.34**
Total Fixed Assets	**$15,584.36**
Other Assets	
18000 Deposit on PL Office Space	0.00
18050 Security Deposit Trade St Lease	8,787.00
Total Other Assets	**$8,787.00**
TOTAL ASSETS	**$250,628.14**

Primo Energy Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	333,224.24
Total Accounts Payable	**$333,224.24**
Credit Cards	
21000 American Express 1009-NED PERSONAL	0.00
21010 Amex Business 2003-CLOSED	0.00
21015 American Express 2009	5,228.65
21025 SVB Credit Card Christinias 3608	1,115.58
21500 Brex	-77.63
Total Credit Cards	**$6,266.60**
Other Current Liabilities	
22000 Payroll Liabilities	3,520.51
220011 401K Employee Pre Tax+Match	-414.91
Total 22000 Payroll Liabilities	**3,105.60**
22500 Loan Payable	208,047.00
23000 California Sales Tax	8,814.35
23045 23045 Delaware Franchise Tax	-225.00
23050 Sales Tax Remitted	-12,029.03
23100 City of Pittsburg Payable	0.00
23500 Contract payable - Go Engineer	0.00
24000 Loans	
24010 Due to Ned McMahon	10,000.00
24015 Due to Jerry Lang	146,250.00
24020 Due to William Fitzmaurice	0.00
24030 Nancy Bell	22,000.00
24040 Randall Vecchione	0.00
24050 William Fitzmaurice/Nate Jernigan	0.00
24060 Christinia Marc	0.00
24070 Dan Van Zanten	0.00
Total 24000 Loans	**178,250.00**
24400 Loan Payable-Harry and Ryan Fitz	0.00
24500 National Funding Capital	47,743.45
25000 SBIR Milestones deliverable	0.00
25050 Primo Seeds Deferred	0.00
29000 Check Reversal-Union Bank	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$433,706.37**
Total Current Liabilities	**$773,197.21**

Primo Energy Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
Long-Term Liabilities	**$2,212,080.84**
Total Liabilities	**$2,985,278.05**
Equity	
30000 Opening Balance Equity	-87,688.94
31000 Capital Stock	0.00
31050 Anton Marc	1,000.00
31100 Chris Lee	25,000.00
31150 Christinia Marc	15,000.00
31200 Ed Harris	30,000.00
31250 James Thomas-Mary Heeb	67,500.00
31300 Jason Tuschen	15,000.00
31350 Jerry Lang	978,750.00
31355 IRA Services Trust Company-Jerry Lang	250,000.00
31400 Nancy Bell	0.00
31450 Ned McMahon	0.00
31500 Randy Vechionne	335,500.00
31550 Robert Locke	25,000.00
31600 Steven Allen Burgess	100,000.00
31610 Marcela Villareal	250,000.00
31650 C5 Accelerate	50,000.00
Total 31000 Capital Stock	**2,142,750.00**
33000 33000 Stock repurchase	-3,750.00
38000 Retained Earnings	-4,315,861.98
Net Income	-470,098.99
Total Equity	**$ -2,734,649.91**
TOTAL LIABILITIES AND EQUITY	**$250,628.14**

Primo Energy Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
41100 Discounts given	-27,375.57
42100 Shipping Income	4,439.65
90300 Grants	113,262.00
Sales of Product Income	100,847.00
Total Income	**$191,173.08**
Cost of Goods Sold	
Cost of Goods Sold	0.00
52100 Freight and Shipping Costs	20,944.37
63200 Fabrication Work	44,990.55
Total Cost of Goods Sold	**65,934.92**
Other COGS - Supplies & Materials	
50500 Large Parts	-74,818.97
51000 Small Parts	11,108.12
52000 Services by vendor-coating/Cutting	670.73
53000 Generators	12,379.45
Total Other COGS - Supplies & Materials	**-50,660.67**
Total Cost of Goods Sold	**$15,274.25**
GROSS PROFIT	**$175,898.83**
Expenses	
11200 Bad Debts	22,500.00
61000 Payroll Expenses	272,831.28
61100 Payroll Expenses-ADP Fees	194.12
61200 Payroll Expenses-Workers Comp	4,320.41
61300 Payroll Tax	22,360.92
61500 Payroll Expenses-Paychex Fees	7,253.91
61600 401K Employee Match	1,212.73
Total 61000 Payroll Expenses	**308,173.37**
62000 Travel & Entertainment	
62100 Local Travel	3,960.97
62150 Local Meals	528.90
62160 Travel Meals	1,218.30
62170 Travel	14,276.10
62180 Employee Event	700.00
62200 Automobile Expense	
62220 Gas	2,873.58
62230 Parking	160.00
Total 62200 Automobile Expense	**3,033.58**
Total 62000 Travel & Entertainment	**23,717.85**

Primo Energy Inc.

Profit and Loss
January - December 2021

	TOTAL
63000 Consultants	
63100 Consulting	18,068.65
Total 63000 Consultants	**18,068.65**
63450 Contract Labor	
63110 Commission Paid	-1,580.00
63400 Contract Labor	5,753.00
63600 Intern/Warehouse/Office Labor	1,403.25
Total 63450 Contract Labor	**5,576.25**
64000 Professional Fees	
64150 Amit-Stock Attorney	
64151 Amit-General	23,277.15
64152 Amit-Project Skynet	45,031.50
64154 Amit-Panetta Villareal	116,475.30
64156 Amit-Single Point	14,668.00
64157 Amit-Kovar Note	1,337.25
Total 64150 Amit-Stock Attorney	**200,789.20**
64155 CXO Solutions-Professional Accountant	18,300.00
64200 Perkins-Patent Attorney	7,020.89
64300 Late Fee-Attorney	581.22
64410 Tax Accountant	9,630.71
Total 64000 Professional Fees	**236,322.02**
64500 Insurance	
64600 General Liability	11,259.53
64610 Cyber Liability Insurance	1,290.63
64800 Medical Insurance	5,748.76
64900 Management Liability Insurance	9,297.05
64950 Excess - Hazard Insurance	3,697.93
Total 64500 Insurance	**31,293.90**
65000 Facilities	
65100 Rent Expense	36,516.95
65200 Water	362.96
65300 Telephone Expense	3,747.20
65400 Electric	2,454.20
Total 65000 Facilities	**43,081.31**
66000 License, Fees, Taxes	
66100 Bank Service Charges	838.84
66200 Merchant Account Fees	0.00
66220 QuickBooks Payments Fees	76.44
66230 QuickBooks Payments Fees (163)	420.23
Total 66200 Merchant Account Fees	**496.67**

Primo Energy Inc.

Profit and Loss
January - December 2021

	TOTAL
66300 Licenses & Permits	184.77
66320 Patent Renewals	2,467.18
Total 66300 Licenses & Permits	**2,651.95**
Total 66000 License, Fees, Taxes	**3,987.46**
67000 Office/General Administrative Expenses	
62500 Subscriptions	1,105.50
66500 Postage and Delivery	102.95
67100 Office Supplies	1,176.47
67200 Repairs and Maintenance	2,631.76
67500 Computer Supplies/Repairs	1,095.00
67600 Internet-Provider(s)-Time Warner/T-Mobile	2,414.56
67900 Donations/Gifts	120.00
67955 Internet Subscriptions ie-QB/Zoom/Microsoft	1,084.84
67980 Write off of corp legal fees, etc.	1,780.21
Total 67000 Office/General Administrative Expenses	**11,511.29**
68000 Marketing	
62600 Conference/Expos/Seminar	65.00
67800 Membership Fees-Cleantech/DEWA/Amazon/Swedish etc.	1,540.00
67801 Hosting-Email/Web-Godaddy/G-Suite/Mail Chimp	1,608.08
73000 Advertising and Promotion	3,458.68
Total 68000 Marketing	**6,671.76**
75000 Research & Development	1,304.76
75150 Wave Machine - Hap January 2019	566.00
75500 Research & Development Costs	526.00
75600 Purchases/Tools for Warehouse	1,572.46
Total 75000 Research & Development	**3,969.22**
Office Supplies & Software	6.13
Total Expenses	**$714,879.21**
NET OPERATING INCOME	**$ -538,980.38**
Other Income	
90000 Interest Income	46.30
98000 Gain on transfer of loan	-4,000.00
98500 Forgiven Loans - SBA	107,947.00
Total Other Income	**$103,993.30**
Other Expenses	
80000 Depreciation Expense	6,101.58
91000 Interest Expense	27,416.01

Primo Energy Inc.

Profit and Loss
January - December 2021

	TOTAL
92000 Taxes Paid	
92100 State Taxes	1,594.32
Total 92000 Taxes Paid	**1,594.32**
Total Other Expenses	**$35,111.91**
NET OTHER INCOME	**$68,881.39**
NET INCOME	**$ -470,098.99**